Via EDGAR Transmission

September 6, 2024

Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski

Daniel Crawford

RE: Coherus BioSciences, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2024

File No. 001-36721

Dear Ms. Gowetski and Mr. Crawford,

Coherus BioSciences, Inc. (the “Company”, “we”, “our”) is providing this letter in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated August 23, 2024. To facilitate your review, we have included in bold italics the Staff’s comment below.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 63

1. We note footnotes 4 and 5 to your pay versus performance table calculates total shareholder return and peer group total shareholder return using a measurement point of December 31, 2020. Please note that for calculating total shareholder return and peer group total shareholder return, the “’measurement period’ must be the period beginning at the ‘measurement point’ established by the market close on the last trading day before the registrant's earliest fiscal year in the table.” Please ensure your measurement period uses the correct measurement point for calculating total shareholder return and peer group total shareholder return. Refer to Item 402(v)(2)(iv) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that footnotes 4 and 5 to the Company’s pay versus performance table in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 15, 2024 (the “2024 Proxy Statement”) each contained a typographical error for the measurement point. Instead of stating “December 31, 2020”, footnotes 4 and 5 should have each stated “December 31, 2019”. Despite the aforementioned measurement point referenced in these two footnotes, the actual calculations of total shareholder return and peer group total shareholder return used in the 2024 Proxy Statement’s pay versus performance table used the correct measurement point of December 31, 2019.

The Company will ensure that the pay versus performance disclosures in future proxy statements use a measurement period with the correct measurement point for calculating total shareholder return and peer group total shareholder return and will also ensure that the pay versus performance table is derived from the calculations required by Item 402(v)(2)(iv) of Regulation S-K.

* * * *

Thank you for your consideration of the Company’s response. Please direct any questions or comments regarding this correspondence to our counsel, Phillip S. Stoup of Latham & Watkins LLP, at (415) 395-8216.

Sincerely,

/s/ Bryan McMichael
Bryan McMichael
Chief Financial Officer

cc:

Dennis M. Lanfear

Max Brunner, Esq.

Benjamin A. Potter, Esq., Latham & Watkins LLP

Phillip S. Stoup, Esq., Latham & Watkins LLP